Elbit Systems Ltd.
Monitoring Report | February 2020
(Unofficial English Translation)
This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel. The binding version is the one in the original language.

Contacts:
Sigal Issachar, VP
Head of Corporate Financing Sector – Primary Rating Assessor
i.sigal@midroog.co.il
Liat Kadisch, CPA
Senior Team Leader – Secondary Rating Assessor
liatk@midroog.co.il

Midroog

Elbit Systems Ltd.

Series rating	Aa1.il	Rating outlook: Negative
Midroog reaffirms Aa1.il rating for debentures (Series A) issued by Elbit Systems Ltd. ("Elbit Systems" or "the Company"). Rating outlook remains negative.
Outstanding debentures rated by Midroog:

Debenture series	Securities ID	Rating	Rating outlook	Final maturity
A	1119635	Aa1.il	Negative	June 30, 2020
Summary of rating rationale
The Company rating is supported by its leading business position in the defense industry in Israel and in niche defense segments around the world. The Company's position is supported by strong international reputation and extensive, diverse defense operations, with revenues of approximately USD 4.3 billion in the four most recent quarters, across a number product lines and geographic territories, which support revenue stability across cycles of global defense budgets. The Company's relative advantages derive from its ability to develop innovative and relevant technology solutions that are appropriate to changes in the global defense industry. Based on these attributes, Elbit has achieved in recent years significant growth in order backlog and in revenues. Over time, the Company's growth opportunities derive from acquisition of companies and operations that contribute to synergies and improve the added value to customers. The Company has a positive track record from M&A activity. The total order backlog of the Company as of September 30, 2019 totaled approximately US 9.8 billion, an increase of 4.2% in comparison to the total order backlog as of December 31, 2018 (after including IMI order backlog). In the third quarter, the growth of the order backlog was curbed, in our estimation, due to the lack of an approved government budget (in Israel). The material order backlog reflects a X2.3 revenue multiplier and provides high visibility to the revenues of the Company in the forthcoming years.
The global defense industry is, in our opinion, characterized by medium-low risk, mainly in view of a long cycle of demand and high entry barriers. The industry has started to see renewed growth over the past two years, with expectations of 3% -5% growth in global defense spending in 2020 in accordance with Moody’s forecasts, headed by the increase in the US defense budget.
Midroog continues to believe that the profitability of the Company is not prominently favorable relative to the rating level, especially following the acquisition of IMI, which weighs on profitability and will continue to do so in the coming year. The integration process of the two significant acquisitions made by the Company in 2018-2019 (acquisition of IMI in November 2018 and the acquisition of Harris Night Vision in September 2019) has not yet been completed, and the Company is working to improve operational efficiency by continuing with the agreed release of IMI workers under the collective bargaining agreement, improving the working capital of IMI and marketing activities.
We estimate that, together with a 4%-5% increase in sales, taking into account the full disclosure of the acquisition of Harris Night Vision, the Company is expected to slightly improve the operating profit margins in the coming year to proximately 7.5% without considering other expenses/income. We estimate that competitive pressures in the international defense industry and the growth strategy of Elbit will continue to put pressure on profitability.
The adjusted financial debt of the Company, which in accordance with Midroog adjustments, includes, in addition to ordinary debt, also pension liabilities and lease liabilities, which, totaled approximately USD

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1.8 billion as of September 30, 2019 (of which approximately USD 0.4 billion are lease liabilities), in comparison with approximately USD 0.8 billion as of September 30, 2018, and this is in line with our preliminary estimates. The increase in adjusted debt was due to the two acquisitions mentioned above, including an increase in employee liabilities with regard to the IMI transaction as well as an increase in lease obligations as of January 1, 2019. These were partially offset by the sale of assets under the IMI acquisition and the issuance of share capital. The equity to balance sheet ratio has eroded to a rate of 30.1% as of September 30, 2019, in comparison with approximately 36.9% as of September 30, 2018. We estimate that the financial policy of the Company will lead to a gradual improvement of the ratio to above 30%.
We expect a pause in acquisitions during the short term, which will prevent further growth in financial debt; however, the decrease in debt depends to a considerable degree on the reduction of the working capital of the Company. The increase in the order backlog during 2019 supports the growth of sales and an improvement in funds from activities (FFO) during 2020 to a level of approximately USD 400 million, and also with the deduction of capital investments, FFO-CapEX (including lease payments) will total approximately USD 270 million. We estimate that the increase in working capital in 2020 will be relatively moderate in comparison to 2019 due to past receipts, such that the free post-dividend cash flow (FCF) will be approximately USD 100 million, which will be used for the deferred payment with regard to IMI, employee releases and non-material reduction in ordinary debt. The aforesaid baseline scenario does not assume additional equity activities by the Company, which if occurring, may support a more material debt reduction; however, this has not been taken into account in the baseline scenario. Based on this scenario, we estimate that the gross adjusted debt to EBITDA ratio will be in the range of 2.5X-3.0X during 2020, in comparison with 3.8X as of September 30, 2019.
The Company has reasonable liquidity, which relies primarily on available credit facilities of a material volume from a number of banking institutions, which support the liquidity requirements of the Company, headed by the high volatility characterizing the working capital requirements throughout the year as well as debt maturities of approximately USD 190m in 2020 together with the aforesaid moderate free cash flow.
Rating outlook
The negative rating outlook remained in place due to the uncertainty with regard to the profitability improvement trend and the ability of the Company to significantly improve the coverage ratios under the baseline scenario. We estimate that as long as we will be under the impression that the Company will be able to reduce the debt in a more rapid manner than in our estimates in the baseline scenario, this may lead to a stabilization of the rating outlook. On the other hand, failure to improve the debt level in the next 12-18 months could lead to a downgrade.
Factors that could lead to a rating downgrade:

•	Erosion of Company profitability beyond Midroog's base scenario

•	Ratio of adjusted financial debt to EBITDA higher than X2.5 over time

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Midroog

Elbit Systems Ltd. (Consolidated) - Key Data (USD in millions):

	9M 2019	9M 2018	FY 2018	FY 2017	FY 2016	FY 2015
Revenues (USD M)	3,187	2,606	3,684	3,378	3,260	3,108
Operating income (before others)*	229	209	247	324	287	269
Operating profit %*	7.2%	8.0%	6.7%	9.6%	8.8%	8.6%
FFO (USD M)	260	260	333	385	348	367
Total equity / BS	30.1%	36.9%	28.7%	36.4%	36.0%	33.9%
Adjusted debt** to EBITDA*	3.8	1.8	3.7	1.3	1.2	1.6
Operating income / net financing expenses*	3.5	8.2	5.6	9.4	12.1	13.3
* Operating income for the FY 2018 includes special expenses of USD 69M regarding the IMI acquisition, most of it (USD 66M) are included in cost of revenues. Considering the elimination of these expenses, Operating profit % for the FY 2018 was 8.5%; Adj debt/EBITDA was 3.3 and 3.1 for 9M 2019 and FY 2018, respectively and EBIT/Net fin exp was 4.3 and 7.2 for those periods, respectively. ** Adj debt to EBITDA for 9M 2019 is calculated according to Midroog’s adjustments to lease liabilities, by which lease expenses were excluded from EBITDA and lease liabilities were added to adj debt. Adj debt includes debt to banks and debentures less hedging transactions, liabilities for a defined benefit plan net of the designation of these liabilities and the deferred payment in connection with the IMI acquisition.
Detailed rating considerations
Low-medium industry risk, expectation of growth in global defense budgets over the short to medium term
The scope of activity in the defense industry sector is strongly correlated with government defense budgets, which typically have a relatively long cycle. Change in this trend may result from unexpected defense confrontations, as evident from time to time, as well as due to severe economic crises that may impact government budgets as they were at the beginning of past decade. In recent years, defense threats in Western countries, geopolitical change, conflicts and tensions in various parts of the world have resulted in several countries increasing their defense budgets, in tandem with the global economic recovery. Consequently, according to Moody's forecasts1, global defense spending is expected to increase in 2020 between 4%-6%. The forecast increase in defense budgets worldwide is supported by the expectation of an increase in US defense spending, which constitutes 35%-40% of total global defense spending over time, with the recent approval of a higher budget basis by the Trump administration. Furthermore, this expected growth is based on increased spending by NATO members and other countries, as part of an effort to protect and maintain borders in view of geopolitical risks, ongoing military and defense conflicts and instability in various parts of the world. These include tensions between Russia and China and the West, terror attacks in various geographical regions and separatist trends in several key countries, mainly in the Middle East and Asia.
The industry is in relatively high competition, with defense budgets being focused on a larger share of fixed-price contracts, mainly from the US Department of Defense, shorter time to market and compliance with schedule, and all this, following several years of slow-down, which resulted in large international companies entering developing countries, sale price pressures, as well as increasing demand from customers for increased R&D spending by the companies and for better financing terms, including longer customer credit periods. The level of competition has resulted in a growing M&A trend in the industry in recent years, stemming from the desire to expand the range of solutions and products and to create a more material size advantage in order to compete for the budgets of strategic customers.

1 Aerospace and defense - Global: 2020 outlook

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Midroog

The evolution of defense concepts, as reflected in priorities based on defense budgets of the US Department of Defense and of other developed nations (mainly in Western Europe), leads to budgets being shifted to aerial warfare at the expense of land warfare and a stronger emphasis being put on precise asymmetrical warfare in several arenas simultaneously, use of unmanned systems and vehicles, intelligence, surveillance and reconnaissance as well as cyber warfare. In general, these changes support the Israeli defense industry, which provides for these needs. Midroog estimates that demand for high-speed, technology-intensive systems, command and control systems, individual soldier protection, advanced electronic systems, homeland security (HLS) and precision missile systems will continue to grow.
Other risk factors in the sector are: dependence on prime contractors – most defense companies serve as sub-contractors, as second- and third-level suppliers; sub-contractors are exposed to the competitive positioning of the prime contractors and typically have a lower price flexibility; large, ongoing projects, most of them at a predetermined fixed price, which generate exposure to unexpected changes in expenses and ability to manage projects closely; a large component of fixed payroll and overhead expenses, including an R&D component, which are onerous to profitability at times of reduced activity and which impact operating flexibility; low credit risk, including in light of certain customer advances that contribute to liquidity features, high entry barriers that provide an advantage to legacy competitors; strategic importance for base countries, stemming from the knowledge and technological capabilities inherent in their operations.
Wide and decentralized volume of activity and high order backlog provide positive cash flow visibility and intensively establishes the business strength in the rating group
The business profile of Elbit Systems is supported by a revenues of approximately USD 4.3 billion in the last four quarters ended September 30, 2019, a significant size that provides the Company with a relative resilience to fluctuations in demand, the ability to absorb costs and bear significant research and development expenses. Elbit Systems benefits from a material order backlog of approximately USD 9.8 billion as of September 30, 2019, reflecting an X2.3 revenue multiplier and providing high revenue visibility. With the acquisition of IMI, the order backlog / revenue ratio of the Company was extended due to the long-term order backlog of IMI with the (Israeli) Ministry of Defense. The order backlog of the Company grew by approximately 4.2% in the first three quarters of 2019, a relatively modest increase over the same period last year (approximately 6%). On the one hand, the increase in US and European defense budgets contributed to the order backlog, a trend that is expected to continue in the forthcoming year, while on the other hand, we estimate that lack of approved (Israeli) government budge has led to a reduction of orders from the Ministry of Defense and a slowdown in the growth of the order backlog, especially in the third quarter of 2019.
Elbit's position is supported by the profile of products in the areas of electronic defense systems, intelligence gathering systems, unmanned systems and homeland defense systems, which match the demand trend in accordance with developments in the characteristics of conflicts, as described above. The Company has relatively high R&D expenses, which support continued maintenance of its technological edge and its ability to provide solutions appropriate for needs of military defense organizations, internal defense and civilian needs. The Company has proven experience in M&A resulting in synergy and business development of complementary technologies, while establishing a strategy of penetration into and focus on growing markets.
The Israeli Defense Ministry is an anchor customer of the company. Similar to other defense companies, and even prior to the acquisition of IMI, Elbit benefits from a reputation and a senior strategic standing in the Israeli security arena, which serves as a pilot for new products and technologies, which contribute to the global "qualification" of its products and services. The sales of the Company in Israel - which are primarily directed to the Ministry of Defense - totaled approximately USD 1.0 billion in the last four

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quarters. Midroog estimates that sales to the Israeli Ministry of Defense are characterized by low profitability in comparison to part of the global territories, which adds to profitability pressures.
On November 25, 2018, Elbit completed the acquisition of 100% of IMI share capital, previously held by the State of Israel, at an acquisition price amounting to approximately USD 495 million (approximately NIS 1.8 billion) which includes a payment of approximately USD 106 million deferred to 2021 and 2022. In addition, the transaction includes a payment of USD 27 million conditional on the compliance of IMI with certain targets set forth in the sale agreement. Midroog estimates that the IMI acquisition is a component of the Company's long-term strategy of expanding the range of products and systems offered by Elbit to its customers world-wide, as well as to Israel's Ministry of Defense. The transaction highlights integration of IMI products into Elbit's Land Systems Division and improvement of both companies' solutions in this field, through Elbit's strong integration capabilities in the field of advanced defense system engineering. Midroog believes that the potential for integration and improvement lies in the fields of system solutions, active anti-rocket defense systems ("Iron Fist"), precise guided munitions (rocket and artillery munitions products from IMI) and protection of armored military vehicles. The field of rocket artillery systems in IMI is characterized by large projects which combine launchers, armaments, accurate rockets and integration with other command and control components required for providing a comprehensive response. IMI has a strong position in the field of precision guided armament against stationary targets. IMI sales in this field are designated for export and for the Ministry of Defense and they complement the Elbit portfolio of products. Both IMI and Elbit have a dominant position in the field of improving armored military vehicles for the IDF and their integration could result in business potential for Elbit in this area. Midroog sees the potential for marketing synergy of IMI sales within Elbit, based on Elbit's extensive marketing presence in international territories and given that currently, most IMI sales are targeted at the local market. Moreover, Elbit's established position in the US defense market may provide leverage for marketing of IMI products in this market.
Business and geographical diversity contribute to revenue stability
The revenues of the Company are spread over four main areas of operation: airborne systems (approximately 38% of revenue for the last four quarters up to September 30, 2019), C4ISR communication and control systems (approximately 25%), land systems (approximately 26%) and electro-optical systems (approximately 8%). Approximately 77% of the revenues of the Company in the last four quarters, and a similar rate in recent years, derived from exports and are characterized by a wide geographical spread. Midroog estimates that the wide geographic business distribution of the Company and the numerous varied projects and products in the defense industry contribute to the stability of its income throughout the financial cycle and to some extent mitigate the cyclical risk in the industry. On the other hand, the high price pressures in the industry and the fact that Elbit is a subcontractor in many export projects may jeopardize its profitability, both in terms of future project pricing and in terms of product launch time and deviation from original timetables.

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Midroog

Income breakdown by geographical distribution (left diagram) and by main activity area (right diagram)*

* As for 4 quarters ended in September 30, 2019

Profitability is not prominently favorable in relation to the rating level and is also negatively affected by the acquisition of IMI
Company profitability was eroded to a degree during 2018, already prior to the IMI transaction, due to its growth strategy in recent years. Gross margin was at 28.4% of revenues for the first 9 months of 2018, compared to a three-year average of approximately 29.3% and operating margin was at approximately 8.0% of revenues, compared to a three-year average of approximately 9.0%. Additionally, non-recurring expenses that were recorded during the fourth quarter of 2018, of approximately USD 69m, following the IMI acquisition, most of which (USD 66m) was attributed to cost of revenues due to inventory write-offs and one time payments to employees under collective bargaining agreements, negatively impacted the profitability in the results for the full years, although IMI consolidation started in November 2018. The gross profit margin in the first nine months of 2019, which reflects the consolidation of IMI throughout the period, was approximately 26.7% relative to the revenue. In our estimation, the Company initiated steps to realize the potential for improving the profitability of IMI and utilizing operational synergies, starting with the application of the agreed retirement plan and streamlining the workforce, improving procurement and inventory management, as well as increasing sales and improving products. These steps are expected to continue in 2020. Midroog’s base scenario considers some uncertainty regarding profitability improvement rate in 2020.
In our opinion, the Company has relatively low operational flexibility. Besides the efficiency steps in IMI, we believe that the Company's capacity to improve efficiency is relatively low, in light of the need to maintain high-quality human resources and technological innovation, which are part of its ability to compete in this industry, as well as the constant demand for flexibility and the capacity to provide dynamic solutions for evolving needs.
The Company's technological advantage and its ability to provide innovative and relevant solutions are based on R&D expenditure, which constitutes a major part of the Company's cost structure (net R&D rate, excluding external participation in R&D, is 7.7% on average over the past three years). Midroog estimates that R&D costs will remain high in the short and medium term, given the Company's strategy to maintain its industry positioning and its relative advantages.
Midroog's base scenario assumes 4%-5% growth in the order backlog over the coming year. Midroog estimates that Company revenues would grow by 20% in 2019 due to the consolidation of IMI, while when

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neutralizing the acquisition of IMI and the tail effect of the acquisition of Universal, we estimate the internal growth in 2019 would be 4-5%. In 2020, the Midroog baseline scenario assumes 8% revenue growth, which reflects an internal growth of approximately 5%, deriving primarily from an increase in order backlog in the past year as well as the expectation of continued growth thereof. Midroog assumes continued pricing pressure, compliance with project budgets and shorter launch times, which would require continued investment in R&D and marketing, with operating margins (before other income/expenses) expected to improve to between 7.5% to 8.0%, and closer to the bottom range.
Without an additional equity transaction, the financial debt is expected to remain relatively stable and the coverage ratios will improve slightly due to earnings growth
Midroog's base scenario assumes an EBITDA of approximately USD 440m for Elbit in 2019 (prior to lease adjustments) and in 2020, in the range of USD 470-490m. Funds from operations (FFO) would be impacted by the increase in financial debt and should range between USD 390-420m in 2020. Midroog estimates that working capital will remain relatively high over the next two quarters, partly because of the lack of approved government budge; however, working capital increase is expected to be somewhat moderate in 2020 relative to 2019, despite the expected increase in revenue, due to a decrease in receivables from the Israeli government. Midroog assumes capital investments in fixed assets together with investments in affiliated companies, amounting to USD 130-140 million per year. It was also assumed that the Company would continue its financial policy to distribute approximately 30% of the net income. These assumptions of Midroog’s baseline scenario derive a free cash flow (FCF) of approximately USD 100m, which will enable moderate decrease in the debt level, and will be used mainly to pay IMI employee's retirement framework and the first deferred payment as part of the transaction (the later two topics are part of the adjusted debt reduction to our method).
The adjusted debt of the Company as of September 30, 2019, as calculated by Midroog, totaled approximately USD 1.8 billion, including financial debt to banks and others of approximately USD 0.8 billion, leasing liabilities of approximately USD 0.4 billion, termination of employees liabilities net of the designation thereof in the amount of approximately USD 0.5 billion as well as the deferred payment for the acquisition of IMI of approximately USD 0.1 billion. Excluding the lease liabilities (which started on January 1, 2019), the outstanding debt amounted to approximately USD 1.4 billion, in comparison with approximately USD 0.8 billion as of September 30, 2018, on the eve of the IMI transaction. Even though since the IMI transaction, the Company has also acquired the Harris Night Vision business for a material amount of approximately USD 350m, the increase in adjusted debt after neutralizing the lease adjustments was more moderate due to the issuance of the share capital performed by the Company (of approximately USD 185 million), wherein for the Harris transaction the Company sold properties related to IMI in a similar amount.
Midroog estimates, based on past experience, that if the Company performs an additional acquisition transaction, which we consider to be a relatively unlikely in the short term, it will work to mitigate this through an equity transaction in order not to increase the financial debt. However, we believe that even in order to reduce debt, the Company will need an equity transaction, since its internal resources will not suffice. Midroog expects some improvement in coverage ratios in the coming year, mainly in light of EBITDA and FFO growth, while not assuming a material change in adjusted debt. The adjusted financial debt to adjusted EBITDA is expected to be in the range of 2.5X-3.0X, and the adjusted financial debt to FFO is expected to be 3.5X-4.0X, compared to 3.8X and 4.5X as of September 30, 2019 (based on the last 4 quarters), respectively. It should be noted that while the financial debt as of September 30, 2019 reflects the Harris Night Vision acquisition during September 2019, the cash flows do not yet reflect the contribution of the transaction to the Elbit profit and cash flow.

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Midroog

Midroog does not preclude the possibility of a more positive scenario, with stronger improvement in IMI profitability, also depending on the pace of departure of IMI employees and the increase in IMI revenues, which should positively affect profitability over the medium term. Under this scenario, better coverage ratios are likely – although not before the end of 2020.
The Company's shareholder equity and the balance sheet leverage ratio, as measured by the ratio of total equity to balance sheet is relatively low for the rating level and was 30.1% as of September 30, 2019 in comparison to approximately 36.9% as of September 30, 2018 on the eve of the IMI transaction and prior to the application of the lease standard. We assume that capital reserves will continue to grow from accrued net earnings in excess of dividend distribution.
Liquidity relies on material credit facilities together with high and volatile working capital
The Company has approximately USD 190m of debt maturities in 2020, excluding short-term credit and on-calls of approximately USD 193m. On the other hand, the Company has extensive and material credit facilities, most of which are signed for a period of one year. The credit facilities of the Company also stand against volatile working capital. As mentioned above, the Company is not expected to generate material free cash flow in 2020 under the Midroog base scenario. We estimate that the Company has high financial flexibility and high access to financial resources, due to its business position and strong internal cashflow. The Company satisfactorily complies with its current financial covenants with respect to its debt.
Additional rating considerations
The rating of the Company is one notch higher than the indicated rating derived from the rating matrix (see below), after Midroog awarded the Company a rating uplift due to our evaluation of its respectable strategic position in the defense market in Israel, compared to other defense companies in Israel, and in comparison to the comparable companies in its rating group. We estimate that Elbit is a strategic supplier to the Israeli Ministry of Defense, which also gives the Company business strength in its international position and contributes to the stability of its revenue above the cyclical risks and gives high cash flow visibility, thereby contributing to reducing credit risk. It should be noted our estimates do not imply the support of the State of Israel for the credit risk of Elbit.

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Midroog

Rating matrix

NIS million		As of September 30, 2019		Rating outlook
Category	Parameters	Measurement [1]	Score	Measurement	Score
Operating segment	Industry risk	-	Aa.il	-	Aa.il
Business profile	Revenues (USD m)	4,300	Aaa.il	4,600	Aaa.il
	Business position	-	Aa.il	-	Aa.il
Profitability	Operating profit%	7.2%	A.il	7.5%	A.il
Financial profile	Equity/balance sheet	30.1%	A.il	32%	A.il
	Debt/EBITDA	3.8X	A.il	2.5X – 3.0X	Aa.il
	LTM FFO (USD m)	330	Aaa.il	410	Aaa.il
	Operating profit/fin exp	3.5X	A.il	5.5X – 6.0X	Aa.il
	Financial policy	-	Aa.il	-	Aa.il
Indicated rating					Aa2.il
Actual rating					Aa1.il
[1] The indices shown in the table are following Midroog adjustments, and not necessarily the same as those presented by the Company. Midroog's forecast includes Midroog's estimates with regard to the issuer in accordance with Midroog's baseline scenario, not the estimates of the issuer.
Company profile
Elbit Systems Ltd. is an international technology Company based in Israel, engaged directly and through subsidiaries in development, manufacturing, integration and marketing of systems and products for military, homeland security and civilian applications for use in air, sea and land. The Company is approximately 44.3% (indirectly) controlled by Mr. Michael Federmann and the remainder is owned by institutional investors and by the public. The Company CEO is Mr. Bezhalel Machlis.
Rating history

2/24/2020	Elbit Systems Ltd. – Monitoring Report

Midroog

Related reports
Elbit Systems Ltd.
Methodology for rating non-financial corporates, September 2019
Midroog rating scales and definitions
Table of Affinities and holdings
These reports are available on the Midroog website at: www.midroog.co.il
General information

Rating report date:	February 24, 2020
Most recent rating update date:	January 6, 2019
Initial rating issue date:	May 1, 2010
Rating initiated by:	Elbit Systems Ltd.
Rating paid for by:	Elbit Systems Ltd.
Information from the issuer
In its ratings, Midroog relies, inter alia, on information received from competent organs of the issuer.

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Midroog

Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.
Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

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Midroog

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2/24/2020	Elbit Systems Ltd. – Monitoring Report